SilverCrest Reports Results of 2024 AGM
TSX: SIL | NYSE American: SILV                               For Immediate Release

VANCOUVER, BC – June 13, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the results of its Annual General Meeting of Shareholders (“AGM”) held in Vancouver, BC, on June 12, 2024.
A total of 88,115,662 votes were represented at the AGM amounting to 59.84% of the issued common shares as of the record date.
Shareholders approved the fixing of the number of directors at eight and re-elected the following directors pursuant to a vote by show of hands. The following is the tabulation of proxy votes in the election of the eight directors:

Directors	Votes in Favour	% in Favor
Pierre Beaudoin	63,041,074	99.72%
Laura Diaz	62,931,155	99.54%
N. Eric Fier	62,836,857	99.40%
Anna Ladd-Kruger	61,735,236	97.65%
Ani Markova	62,001,655	98.07%
Hannes P. Portmann	62,915,033	99.52%
Graham C. Thody	62,914,214	99.52%
John H. Wright	61,596,559	97.43%
PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed auditor of the Company pursuant to a vote by show of hands, with tabulation of proxy votes resulting in 87,359,925 (99.14%) voting in favour.
A non-binding advisory resolution to accept the Company’s approach to executive compensation (say on pay) as more particularly described in the management information circular of the Company dated April 18, 2024 was approved pursuant to a vote by show of hands, with tabulation of proxy votes resulting in 62,008,866 (98.09%) voting in favour.
The Company’s rolling percentage Equity Share Unit Plan was reconfirmed and approved pursuant to a vote by show of hands, with tabulation of proxy votes resulting in 56,849,799 (89.93%) voting in favour.
ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

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For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

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